SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

2/6/2024

1. NAME OF REPORTING PERSON

Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP	a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

DE

7. SOLE VOTING POWER

4,710

8. SHARED VOTING POWER

59,694

9. SOLE DISPOSITIVE POWER

4,710

10. SHARED DISPOSITIVE POWER

59,694

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

64,404 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.48%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON

Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP	a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

4,710

8. SHARED VOTING POWER

106,658

9. SOLE DISPOSITIVE POWER

4,710

10. SHARED DISPOSITIVE POWER

106,658

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

111,368 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.28%

14. TYPE OF REPORTING PERSON

IN

1. NAME OF REPORTING PERSON

Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP	a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

4,710

8. SHARED VOTING POWER

106,658

9. SOLE DISPOSITIVE POWER

4,710

10. SHARED DISPOSITIVE POWER

106,658

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

111,368 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.28%

14. TYPE OF REPORTING PERSON

IN

Item 1. SECURITY AND ISSUER

This Constitutes Amendment #3 to the schedule 13d filed May 8, 2023. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per the N-CSRS filed on 8/7/2023 there were 2,601,714 shares of common stock outstanding as of 5/31/2023. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of February 6, 2024, Bulldog Investors, LLP is deemed to be the beneficial owner of 64,404 shares of NXG (representing 2.48% of NXG's outstanding shares) solely by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. As of February 6, 2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 111,368 shares of NXG (representing 4.28% of NXG's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b) Bulldog Investors, LLP has sole power to dispose of and vote 4,710 shares. Bulldog Investors, LLP has shared power to dispose of and vote 64,404 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of NXG's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners in Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 46,964 shares.

(c) Since the last filing on 1/8/2024 the following shares of NXG were sold.

Date	Shares	Price
2/6/2024	(10,134)	35.1864
1/12/2024	(7,891)	36.1100
1/10/2024	(200)	36.2050
1/8/2024	(12,298)	36.4500

(d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of NXG's common stock on January 8, 2024, based on the amount of shares outstanding reported in the issuer’s N-CSRS filed August 7, 2023.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/7/2024

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein

By:	/s/ Andrew Dakos
Name:	Andrew Dakos

Bulldog Investors, LLP

By:	/s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.